FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2003

EuroTel Bratislava, a.s.

(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorská 100/A

831 03 Bratislava

Slovak Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

EuroTel Bratislava, a.s.

Part I – Financial Information

Item 1: Condensed Consolidated Financial Statements

Consolidated Balance Sheets

(in thousands of Slovak Crowns) (unaudited)

	Notes	As of December 31, 2002	As of September 30, 2003
ASSETS

Non-current assets
Property and equipment		6,905,996	7,590,650
Licenses	2	493,486	1,951,595
UMTS License prepayment	3	1,510,506	—
Deferred expenses and other long term assets		122,938	111,236

		9,032,926	9,653,481

Current assets
Inventories	4	297,151	178,358
Receivables, prepayments and deferred expenses		1,364,484	1,520,460
Investments	5	1,676,073	1,622,145
Cash and cash equivalents		860,203	1,370,713

		4,197,911	4,691,676

Total assets		13,230,837	14,345,157

LIABILITIES AND EQUITY

Shareholders’ equity
Share capital		3,734,735	3,734,735
Retained earnings and other reserves		430,435	1,532,962

	6	4,165,170	5,267,697

Non-current liabilities
Long term notes		6,450,732	6,395,215
Deferred revenues and other liabilities		120,662	106,992
Deferred tax liability	7	247,369	424,180

		6,818,763	6,926,387

Current liabilities
Trade, other payables and deferred revenues		1,996,408	1,795,100
Accrued interest – long term notes		190,070	4,117
Income tax payable		7,948	224,212
Provisions	9	52,478	127,644

		2,246,904	2,151,073

Total liabilities and shareholders’ equity		13,230,837	14,345,157

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements were authorized for issue by Robert Chvátal, Chief Executive Officer of EuroTel Bratislava, a.s. and Ivan Bošňák, Chief Financial Officer of EuroTel Bratislava, a.s. on November 10, 2003.

EuroTel Bratislava, a.s.

Consolidated Statements of Operations

(in thousands of Slovak Crowns) (unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2002	2003	2002	2003
Revenues	10	2,358,870	2,916,786	6,635,918	8,055,229
Cost of sales and services	11	(938,116)	(1,211,237)	(2,846,240)	(3,158,310)

Gross profit		1,420,754	1,705,549	3,789,678	4,896,919
Operating expenses	12	(909,233)	(996,500)	(2,675,921)	(2,928,975)

Operating profit		511,521	709,049	1,113,757	1,967,944
Finance income / (costs)	13	27,354	(106,168)	(395,631)	(458,271)

Income before tax		538,875	602,881	718,126	1,509,673
Income taxes	14	(132,674)	(164,458)	(184,930)	(406,055)

Net income		406,201	438,423	533,196	1,103,618

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.

Condensed Consolidated Statements of Cash Flows

(in thousands of Slovak Crowns) (unaudited)

	Nine months ended September 30,
	2002	2003
Cash flows from operations	2,181,733	3,390,768

Interest paid	(753,345)	(777,636)
Interest received	151,843	95,383
Income tax paid	(5,300)	(9,009)

Net cash flows from operating activities	1,574,931	2,699,506

Cash flows from investing activities
Purchase of property and equipment	(1,871,592)	(2,232,560)
UMTS license prepayment	(500,000)	—
Purchase of investments	(2,462,646)	(2,261,135)
Proceeds from disposal of property and equipment	11,751	20,463
Proceeds from disposal of investments	3,739,759	2,284,236

Net cash used in investing activities	(1,082,728)	(2,188,996)

Net increase in cash and cash equivalents	492,203	510,510

Cash and cash equivalents at beginning of period	954,363	860,203

Cash and cash equivalents at end of period	1,446,566	1,370,713

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Slovak Crowns) (unaudited)

	Ordinary Shares	Share Premium	Preferred Shares	Other Comprehen- sive income	(Accumulated Deficit) / Retained Earnings	Total
Balance as of December 31, 2001	3,561,470	1,035	172,230	—	(148,288)	3,586,447

Net income for the nine months ended September 30, 2002	—	—	—	—	533,196	533,196

Balance as of September 30, 2002	3,561,470	1,035	172,230	—	384,908	4,119,643

Balance as of December 31, 2002	3,561,470	1,035	172,230	(6,852)	437,287	4,165,170

Fair value losses on cash flow hedge (net of tax effect) (a)	—	—	—	(1,091)	—	(1,091)
Net income for the nine months ended September 30, 2003	—	—	—	—	1,103,618	1,103,618

Balance as of September 30, 2003	3,561,470	1,035	172,230	(7,943)	1,540,905	5,267,697

(a)	The Other Comprehensive Income reserve consists of fair value losses on cash-flow hedges of future interest payments (see Note 8).

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

1.	Basis of Preparation

These consolidated financial statements have been prepared for EuroTel Bratislava, a.s. (“EuroTel”) and its wholly owned subsidiary Slovak Wireless Finance Company B.V (“SWFC”) in accordance with and comply with International Financial Reporting Standards (“IFRS”), including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board. The consolidated financial statements do not form the statutory accounts of EuroTel, which are prepared separately in accordance with Slovak law and accounting practice.

The consolidated financial statements and accompanying notes have been presented in thousands of Slovak Crowns.

In the opinion of management, the accompanying financial statements of EuroTel contain all adjustments necessary to present fairly, in all material respects, EuroTel’s consolidated financial position as of September 30, 2003, and the results of operations and cash flows for the three and nine months ended September 30, 2003 and September 30, 2002. All such adjustments are deemed to be of a normal recurring nature. The financial statements should be read in conjunction with the financial statements and the related notes included in EuroTel’s financial statements as of December 31, 2002 and 2001 and for each of the years then ended. The results of operations for the three and nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

2.	Licenses

EuroTel reports intangible assets at cost less accumulated amortization.

	As of December 31, 2002	As of September 30, 2003
General license	1,053,149	1,053,149
UMTS license	—	1,510,506
Less: accumulated amortization	(559,663)	(612,060)

	493,486	1,951,595

The general license for telecommunication services is valid until 2011, at which point EuroTel has the option to renew the license for up to an additional ten years.

Following a review of expected future cash flows to be generated by the NMT business, an impairment charge of Sk112,000 was recorded as of December 31, 2002 against a proportion of the 450MHz spectrum carrying value. The recoverable amount (the higher of the net selling price and value in use) was determined at the NMT cash-generating unit level and represents the value in use determined using a discounted cash flow analysis, employing a 12.5% discount rate.

On September 30, 2003, after being granted full operational control of the UMTS license frequencies, EuroTel reclassified the total balance of the UMTS License Prepayment account to Licenses in accordance with EuroTel’s accounting policy.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

3.	UMTS License Prepayment

	As of December 31, 2002	As of September 30, 2003
UMTS license fee	1,510,506	—

Included in the UMTS license prepayment for the period ended December 31, 2002 is the capitalized consultancy fee of Sk11,506 in addition to the license fee paid to the Telecom Office. On September 30, 2003, after acquiring full control of the UMTS license frequencies, EuroTel reclassified the total balance of the UMTS License Prepayment account to Licenses in accordance with EuroTel’s accounting policy.

4.	Inventories

	As of December 31, 2002	As of September 30, 2003
Mobile
Mobile phones and accessories	262,003	146,270
SIM cards	29,836	27,607

	291,839	173,877
MDNS
MDNS inventory	5,312	4,481

	297,151	178,358

EuroTel uses an aging analysis of inventory that approximates the amount that would have been provided for under specific identification; stock items with carrying value of Sk6,212 are carried at net realizable value (Sk16,490 as of December 31, 2002). Inventories are shown net of allowances of Sk12,455 and Sk12,688 as of December 31, 2002 and September 30, 2003, respectively.

5.	Investments

EuroTel has invested in a portfolio of Euro denominated government bonds. The bonds mature in periods ranging from one to six months from the balance sheet date. The bonds pay interest at fixed rates with effective interest rates ranging from 1.87% to 2.36%. As of December 31, 2002 and as of September 30, 2003 the fair value of the securities was Sk1,677,306 and Sk1,636,590 respectively. EuroTel has the intent and ability to hold all investments to maturity.

	As of December 31, 2002	As of September 30, 2003
Opening net book amount	3,671,380	1,676,073
Additions	2,668,733	2,261,135
Redemptions	(4,587,395)	(2,284,236)
Amortization of premium	(29,204)	(3,644)
Foreign exchange losses	(47,441)	(27,183)

Closing net book amount	1,676,073	1,622,145

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

6.	Shareholders’ Equity

Upon formation of EuroTel Bratislava, a.s., two classes of shares were issued, ordinary shares and non-redeemable preferred shares with discretionary dividends.

On December 17, 1999, EuroTel’s shareholders approved an increase in both ordinary and preferred share capital by capitalizing shareholder loans with a carrying value of Sk334,400. As a result, the total number of ordinary shares authorized, issued and outstanding at December 31, 2000 was 765,470, of which 390,390 and 375,080 were issued to Slovenské telekomunikácie, a.s. (“Slovak Telecom” or “ST”) and Atlantic West B.V. (“AWBV”) respectively. The total number of preferred shares authorized, issued and outstanding at December 31, 2000 was 172,230, all of which were issued to ST.

On December 19, 2000 the Board of Directors of EuroTel, including representatives of all shareholders, agreed to capitalize all outstanding shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058,929 into ordinary share capital of the Company as of January 1, 2001. The agreement was scheduled at shareholders’ meeting of March 22, 2001. As a result of this transaction, the total number of ordinary shares authorized, issued and outstanding at September 30, 2003 was 3,561,470, of which 1,816,350 and 1,745,120 were issued to ST and AWBV respectively. The total number of authorized, issued and outstanding preferred shares remains 172,230, all of which are held by ST.

The capitalization was effected at a blend of exchange rates in effect during the loan periods giving rise to Sk186,680 increase in equity (net of taxes of Sk76,249). Under Slovak law the increase can be distributed to shareholders of the Company through dividends. Accordingly, the increase was credited to EuroTel’s retained earnings.

Each class of shares has a nominal value of Sk1 per share and carries one vote per share. The preferred shares have the right to share in profits of EuroTel solely through the payment of a preferred dividend of one Slovak Crown per share prior to the payment of the dividend to the holders of ordinary shares. Ordinary shares carry the right to share equally in the profits of EuroTel through the payment of a dividend as and when declared. Share premiums represent the excess of each owner’s total initial capital contribution over their proportionate contribution to EuroTel’s registered capital prior to the transformation of EuroTel into a joint stock company.

EuroTel cannot make any dividend payment or other distribution unless certain criteria set forth in the Indenture between SWFC, EuroTel and The Bank of New York dated as of March 23, 2000 (“indenture agreement”) are satisfied.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

7.	Deferred Tax

Deferred taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 25%.

The movement on the deferred tax account is as follows:

	As of December 31, 2002	As of September 30, 2003
At beginning of period – net deferred tax (liability)	(40,629)	(247,369)
Income statement charge	(206,740)	(177,175)
Tax debited to equity (a)	—	364

At end of period – net deferred tax liability	(247,369)	(424,180)

(a) The deferred tax debit to equity in 2003 represented the deferred tax effect of hedge accounting for fair value losses incurred in relation to cash flow hedges of future interest payments (see Note 8).

Deferred tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through the future taxable profits is probable. Under Slovak Tax Law a company may accumulate tax losses for carryforwards in respect of three consecutive years immediately proceeding the year for which company records taxable income. The tax loss carryforwards can subsequently be released against taxable income ratably over five years. Tax loss carryforwards as of September 30, 2003 of Sk1,010,905 represent tax losses accumulated over the years ended December 31, 1999, 2000 and 2001 less a proportion of taxable profit for the periods ended December 31, 2002 and September 30, 2003 that was offset pursuant to Slovak tax law. The tax losses carried forward are expected to be offset evenly against current and future taxable profits during 2003 through to 2006. The deferred tax asset related to the tax loss carryforwards was recognized on the basis of estimated future taxable profits of the Company within the relevant tax jurisdiction.

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the period is as follows:

Deferred Tax Assets

	As of December 31, 2002	(Charged)/ credited to Income Statement	Credited to equity	As of September 30, 2003
Unrealized foreign exchange losses (a)	11,758	(11,758)	—	—
Accrued interest	48,389	(47,309)	—	1,080
Deferred revenues	36,524	(1,514)	—	35,010
Other accruals	19,366	35,588	—	54,954
Bad debt provision for receivables (b)	39,845	(15,725)	—	24,120
Rent and exit costs	11,091	(1,594)	—	9,497
Premium on long term notes repurchase and write-off of deferred finance charges (c)	13,679	(791)	—	12,888
Financial derivatives – liability (see Note 8)	3,155	(871)	364	2,648
Tax losses carried forward	316,431	(63,705)	—	252,726

Deferred tax assets	500,238	(107,679)	364	392,923

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

7.	Deferred Tax (continued)

Deferred Tax Liabilities

	As of December 31, 2002	(Charged)/ credited to Income statement	Credited to Equity	As of September 30, 2003
Temporary differences arising from accelerated tax depreciation	(711,083)	(65,564)	—	(776,647)
Contractual penalties taxed on cash basis	—	(10,211)	—	(10,211)
Deferred expenses	(36,524)	6,279	—	(30,245)

Deferred tax liabilities	(747,607)	(69,496)	—	(817,103)

(a)	Prior to January 1, 2003 foreign exchange losses / gains were tax deductible / taxable only when realized. Since January 1, 2003, both realized and unrealized foreign exchange losses / gains are deductible / taxable for corporate income tax purposes.

(b)	Under current Slovak tax law, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the receivable due date and a tax benefit for a further 25% of the receivable value can be claimed if the receivable is still unpaid after 36 months from the original due date.

(c)	A deferred tax asset of Sk12,888 has been recognized as of September 30, 2003 to account for the timing differences between the accounting and tax profits of EuroTel caused by the repurchase of EUR15 million of its long term notes.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets/liabilities so long as the deferred taxes relate to the same fiscal authority.

The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	As of December 31, 2002	As of September 30, 2003
Deferred tax liability	(247,369)	(424,180)

The amounts shown in the balance sheet include the following:

	As of December 31, 2002	As of September 30, 2003
Deferred tax assets to be recovered after more than 12 months	338,758	250,116
Deferred tax liabilities to be settled after more than 12 months	(796,541)	(781,148)

	(457,783)	(531,032)

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

8.	Derivative financial instruments

	As of December 31, 2002	As of September 30, 2003
EUR/SKK Cross Currency Interest Rate Swaps (a)	12,620	10,793
Forward foreign exchange contracts (b)	—	11,617

	12,620	22,410

(a)	On October 23, 2002, November 27, 2002, February 5, 2003 and February 7, 2003, EuroTel entered into four EUR/SKK Cross Currency Interest Rate Swaps to hedge its exposure to the EUR/SKK exchange rate risk in connection with payments of the March 30, 2003, September 30, 2003 and March 30, 2004 interest payments to the holders of the Euro-denominated long term notes. Under the contractual terms of the four swaps, EuroTel agreed to pay fixed SKK cash flow of Sk388,819 in exchange for the receipt of a fixed EUR cash flow of EUR9,000 thousand on each of the above days, at an average rate of approximately 43.2 SKK/EUR.

These contracts were designated as cash-flow hedges under IAS 39. During the nine-month period ended September 30, 2003, EuroTel released Sk203 of fair value losses from other comprehensive income (a component of equity) to the income statement as a result of the accrual of the March 30, 2004 interest payment on the Euro-denominated long-term notes (nine months ended September 30, 2002: nil). Sk1,091 (net of deferred tax of Sk364) of fair value losses were recorded in other comprehensive income during the nine months period ended September 30, 2003 (nine months ended September 30, 2002: nil). The total balance of deferred foreign exchange losses of Sk7,943 (net of deferred tax of Sk2,648) (December 31, 2002: Sk6,852, net of deferred tax of Sk2,284) will be transferred from the other comprehensive income to the income statement when the underlying interest is accrued or paid through to March 30, 2004.

(b)	On July 7 and August 18, 2003 EuroTel entered into two three-month forward foreign exchange contracts to hedge anticipated future foreign currency expenditure in the amount of EUR6,068 thousand and EUR5,755 thousand. While these contracts may provide effective economic hedges under EuroTel’s risk management policies, they do not qualify for hedge accounting under the specific rules of IAS 39 “Financial Instruments: Recognition and Measurement”. Changes in the fair value of these derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement in the amount of Sk8,713 (net of deferred tax of Sk2,904) for the nine-month period ended 30 September, 2003 (nine month period ended 30 September, 2002: nil).

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

9.	Provisions

	Leased properties	Loyalty program	Asset Retirement Obligations	Total
Balance as of December 31, 2002	12,000	40,478	—	52,478

Provisions created in the period	—	35,713	69,200	104,913
Provisions released in the period	(1,800)	(10,648)	—	(12,448)
Provisions reversed in the period	—	(17,299)	—	(17,299)

Balance as of September 30, 2003	10,200	48,244	69,200	127,644

a)	During the year 2001, EuroTel moved into new office space rented under an operating lease contract. As a result, certain space previously occupied by EuroTel rented under non-cancelable operating leases were vacated. A provision was recognized for net present value of expected future lease payments for this surplus space, net of sub-leasing revenue. As of September 30, 2003, the remaining balance of this provision amounts to Sk10,200.

b)	The loyalty program provision covers the cost of equipment, accessories, gifts and services provided to participants in EuroTel’s loyalty program in exchange for credits awarded primarily for airtime minutes spent. The provision has been recognized based on past experience of the usage of these credits by loyalty program participants.

c)	Asset Retirement Obligations

EuroTel is subject to asset retirement obligations associated with its cell site operating leases. Cell site lease agreements may contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations. Landlords may, however, choose not to exercise their right to restoration as cell sites are often considered useful improvements.

10.	Revenues

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Mobile service revenues	2,056,822	2,604,921	5,741,346	7,207,167

Mobile equipment and other sales
Mobile equipment and accessories sales	135,906	110,841	382,045	299,695
Other revenues	47,864	70,481	162,066	172,854

	183,770	181,322	544,111	472,549

Managed data network services
MDNS service revenues	117,941	124,730	346,646	369,090
MDNS equipment revenues	337	5,813	3,815	6,423

	118,278	130,543	350,461	375,513

	2,358,870	2,916,786	6,635,918	8,055,229

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

Service Revenues

Total service revenues, which exclude revenues from the sale of mobile equipment and MDNS equipment, were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Service revenues	2,222,627	2,800,132	6,250,058	7,749,111

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

11.	Cost of Sales and Services

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Mobile service cost of sales
Interconnect	375,070	418,200	1,035,666	1,185,095
Roaming	112,279	131,172	282,755	303,058
Leased circuits	65,006	79,518	190,235	228,620
License and other costs	60,136	54,466	142,774	152,129

	612,491	683,356	1,651,430	1,868,902

Mobile equipment and service commissions
Equipment, SIM cards, accessories and spare parts	282,232	424,500	985,559	1,041,786
Service commissions	8,231	61,651	101,028	126,968

	290,463	486,151	1,086,587	1,168,754

Managed data network services cost of sales
MDNS service cost of sales	34,894	37,533	105,767	115,931
MDNS equipment cost of sales	268	4,197	2,456	4,723

	35,162	41,730	108,223	120,654

	938,116	1,211,237	2,846,240	3,158,310

Cost of Services

Depreciation and amortization are not included in cost of sales and services but under operating expenses. Total service cost of goods sold, which excludes the cost of mobile equipment and MDNS equipment sold, were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Cost of services	655,616	782,540	1,858,225	2,111,801

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

12.	Operating Expenses

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Advertising	97,843	102,983	286,385	347,873
Marketing and sales	11,901	8,297	28,734	23,763
Wages and employee benefits (a)	148,795	179,450	460,137	495,329
Building maintenance	17,985	21,739	52,079	65,917
Network support and maintenance	70,531	70,927	200,712	228,451
Motor vehicles expenses	13,167	18,790	30,934	53,965
Rent – base station sites	20,111	23,571	60,424	68,675
Rent – buildings	37,775	32,990	110,083	99,570
Employee training and travel	6,088	9,508	25,118	31,336
Office supplies	17,916	21,356	51,517	59,923
Professional fees and administrative costs	49,806	47,016	158,617	135,690
Operating foreign exchange (gains) / losses	(5,173)	(1,017)	(2,318)	(1,446)
Bad debt provision expense / (release)	5,691	1,753	25,389	(15,112)
Depreciation (b)	409,407	456,687	1,169,996	1,322,777
Amortization	17,466	17,466	52,398	52,398
Capitalized expenses (c)	(10,076)	(15,016)	(34,284)	(40,134)

	909,233	996,500	2,675,921	2,928,975

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

12.	Operating Expenses (continued)

(a)	Wages and employee benefits include Sk95,105 of contributions accrued to the statutory health, retirement benefit and unemployment schemes during the nine months ended September 30, 2003 (Sk84,384 during the nine months ended September 30, 2002) and Sk33,065 accrued during the three months ended September 30, 2003 (Sk28,921 during the three months ended September 30, 2002).

(b)	Included in the depreciation charge for the nine months ended September 30, 2002 is a one-time write-off of Sk24,091 representing the net book value of point-to-multipoint system (“PMP”) for the wireless connection of GSM base stations and MDNS customers to the MDNS network. While the Telecom office opened a tender for new license for spectrum used by PMP equipment, EuroTel’s management decided not to participate in this offer and ceased the usage of this equipment. PMP equipment was used 69% for the MDNS and 31% for the Mobile Communications Services business segment.

Following a review of expected future cash flows to be generated by the NMT business, on December 31, 2002 EuroTel recorded an impairment charge of Sk60,305 against a proportion of the carrying value of the NMT assets. Following a review of expected future cash flows to be generated by the NMT business, during the nine month period ended September 30, 2003 EuroTel recorded an additional impairment charge of Sk17,000 against the carrying value of the NMT assets. The recoverable amounts in each case (the higher of the net selling price and value in use) were determined at the NMT cash-generating unit level and represent the value in use determined using a discounted cash flow analysis, employing a 12.5% discount rate.

(c)	Capitalized expenses include labor and overhead expenses associated with the construction of fixed assets.

13.	Finance Costs / (Income)

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Interest expense on borrowings	180,606	194,409	558,704	588,402
Arrangement fees and other finance expenses, net	9,985	11,185	29,325	32,336
Capitalized interest (a)	(4,212)	(19,755)	(12,298)	(43,491)
Interest income	(39,544)	(27,661)	(124,077)	(73,125)
Fair value losses on financial instruments	—	9,061	—	10,957
Foreign exchange gains	(174,189)	(61,071)	(56,023)	(56,808)

	(27,354)	106,168	395,631	458,271

(a) Capitalization rates used to determine capitalized interest were as follows:
	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Capitalization rates	7.5%	11.25%	8.2%	11.25%

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

14.	Income Taxes

A reconciliation between the reported income tax charge and the theoretical amount that would arise using the statutory tax rates is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Income before tax	538,875	602,881	718,126	1,509,673

Income tax at 25%	134,719	150,720	179,532	377,418
Non-deductible provision for doubtful accounts (a)	(5,542)	(5,069)	(24,649)	14,727
Non-deductible provision for inventory	893	(2,663)	(1,093)	58
Non-deductible advertising expenses	1,742	2,290	4,380	4,982
Non-deductible compensation fee (b)	210	—	8,960	—
Other, net	652	19,180	17,800	8,870

	132,674	164,458	184,930	406,055

Income tax expense for the period
The tax charge for the period comprises:
Deferred tax charge (c)	150,370	78,270	183,630	177,175
Tax charge in respect of current and prior periods	(17,696)	86,188	1,300	228,880

	132,674	164,458	184,930	406,055

(a)	Uncollectable receivables are not deductible for tax purposes until certain statutory collection requirements are complied with. As described under Note 7, a deferred tax asset representing 75% of the 2002 and 2003 receivables has been recognized. The effective tax rate is impacted by movements in bad debt provision for pre-2002 receivables, the ability of EuroTel to comply with the statutory collection requirements and the 25% portion of 2002 and 2003 receivables, for which no deferred tax is accounted.

(b)	Compensation fee paid to the owners related to the vacating of the old office space rented under non-cancelable operating leases (see Note 9) is a non-deductible expense for the income tax purposes.

(c)	The deferred tax charges mainly result from differences between accounting and tax depreciation; accruals including interest on long term notes, which are not considered tax deductible under current Slovak tax legislation until paid; and tax loss carryforwards.

15.	Capital Commitments

EuroTel had the following contractual capital commitments:

	As of December 31, 2002	As of September 30, 2003
Capital expenditures that have been contracted for but have not been provided for in the financial statements	239,918	1,071,834

These commitments principally relate to the network, with the majority of payments expected to occur within one year. These commitments are cancelable without significant penalty.

Under the terms of the UMTS License (see Note 3), EuroTel is obliged to commence the provision of UMTS services no later than 30 months from September 30, 2003, the date on which full control of the necessary radio frequencies was granted to EuroTel.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

16.	Related Party Transactions

In the normal course of business EuroTel purchases certain telecommunications services from, and sells certain services to, ST. EuroTel has certain lease agreements with ST. Related party transactions with T-Mobile International and AWBV constitute management fees paid for consulting services and payments for seconded employees. EuroTel also purchases and sells, in the normal course of business, telecommunications services from the following subsidiaries, associated undertakings and joint ventures within the respective groups of EuroTel’s shareholders: Eurotel Praha and T-Mobile Czech Republic, T-Mobile Austria, T-Mobile in Germany, T-Mobile USA, T-Mobile UK, T-Mobile Netherlands, HT Mobile Communications in Croatia, Westel Mobile TeleCommunications Company in Hungary, Vodafone Omnitel in Italy, Mobile TeleSystems in Russia and PTC in Poland.

EuroTel’s transactions with the aforementioned related parties, which were entered into on an arms length basis, were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Sales to ST	240,968	408,103	718,216	898,049
Purchases from ST	219,813	177,380	605,257	537,807
Lease expense paid to ST	7,654	8,016	28,604	23,973
Sales to Eurotel Praha	27,275	30,570	63,778	70,300
Purchases from Eurotel Praha	12,367	10,851	32,512	29,847
Sales to other related parties	40,236	66,210	95,237	151,890
Purchases from other related parties	18,290	41,644	49,352	89,654
Management fees paid to AWBV	9,144	4,281	29,853	8,903
Management fees paid to T-Mobile International AG	5,422	6,250	11,077	17,944
Directors and management fees	4,592	6,694	29,248	25,088

17.	Contingencies

Litigation

EuroTel is in legal proceedings in the normal course of business, including one administrative proceeding initiated by the Anti-Monopoly Office of the Slovak Republic based on a petition by the fixed line operator Slovenské telekomunikácie, a.s. alleging breach of the anti-monopoly law. The outcome of this proceeding is open to a certain degree of uncertainty due to the anti-monopoly law in Slovakia being at an early stage of development and subject to varying interpretations. Management of the Company does not believe that the outcome will have a material adverse effect on EuroTel’s financial conditions, results of operations or cash flows.

EuroTel is further the object of an administrative proceeding by the Telecom Office as the result of a petition by Slovak Telecom alleging that our interconnection prices are not cost-based as required by the telecommunications law. EuroTel is actively cooperating with the Telecom Office’s inquiries and has provided the Telecom Office with arguments supporting EuroTel’s position. Management does not believe that the outcome of these proceedings will have a material adverse effect on EuroTel’s financial condition, results of operations or cash flows.

EuroTel is not involved in any material legal proceedings outside of the normal course of business. Management does not believe the resolution of any current legal proceedings will have a material adverse effect on EuroTel’s financial conditions, results of operations or cash flows.

Taxation

Due to the fact that Slovak tax law contains certain provisions allowing for more than one interpretation, as well as the practice, developed in the generally unstable environment by the tax authority of making arbitrary judgements on business activities, Management’s interpretation of the Company’s business activities may not coincide with the interpretation of these activities by the tax authorities. The fiscal years from 1999 through to 2003 remain open to tax inspection.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

18.	Segment Information

Management considers EuroTel to operate in two business segments based on services we provide: mobile telecommunications services and managed data network services. There was no inter-segment revenue recognized. EuroTel tracks and manages financial results for its segments down to the gross profit level. Operating expenses not attributable to reportable segments include all operating expenses except for the amortization of licenses and depreciation relating to mobile property and equipment and managed data network services equipment. Assets attributable to segments include mobile property and equipment and managed data network services equipment and the related construction in progress, as well as licenses, inventory and trade receivables. Unallocated assets include computer equipment, motor vehicles, furniture and fixtures, tax and other receivables, prepayments, deferred finance charges and cash.

EuroTel operates in one geographical market – the Slovak Republic.

The information in the following tables is disclosed in the same format and using the same amounts as used by the chief operating decision-maker in making operational decisions and allocate resources.

EuroTel’s segment financial information was as follows:

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Three months ended September 30, 2002

Revenues	2,240,592	118,278	—	2,358,870
Cost of sales and services	(902,954)	(35,162)	—	(938,116)

Gross profit	1,337,638	83,116	—	1,420,754

Operating expenses	(331,237)	(15,979)	(562,017)	(909,233)

Operating profit	1,006,401	67,137	(562,017)	511,521

Finance costs	—	—	27,354	27,354

Profit / (loss) before tax	1,006,401	67,137	(534,663)	538,875

Income taxes	—	—	(132,674)	(132,674)

Net income / (loss)	1,006,401	67,137	(667,337)	406,201

Depreciation	(313,812)	(15,938)	(79,657)	(409,407)

Amortization	(17,425)	(41)	—	(17,466)

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

18.	Segment Information (continued)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Three months ended September 30, 2003
Revenues	2,786,243	130,543	—	2,916,786
Cost of sales and services	(1,169,507)	(41,730)	—	(1,211,237)

Gross profit	1,616,736	88,813	—	1,705,549
Operating expenses	(334,944)	(17,060)	(644,496)	(996,500)

Operating profit	1,281,792	71,753	(644,496)	709,049
Finance costs	—	—	(106,168)	(106,168)

Profit / (loss) before tax	1,281,792	71,753	(750,664)	602,881
Income taxes	—		(164,458)	(164,458)

Net income / (loss)	1,281,792	71,753	(915,122)	438,423

Depreciation	(317,518)	(17,020)	(122,149)	(456,687)

Amortization	(17,426)	(40)	—	(17,466)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Nine months ended September 30, 2002
Revenues	6,285,457	350,461	—	6,635,918
Cost of sales and services	(2,738,017)	(108,223)	—	(2,846,240)

Gross profit	3,547,440	242,238	—	3,789,678
Operating expenses	(921,610)	(62,064)	(1,692,247)	(2,675,921)

Operating profit	2,625,830	180,174	(1,692,247)	1,113,757
Finance costs	—	—	(395,631)	(395,631)

Profit / (loss) before tax	2,625,830	180,174	(2,087,878)	718,126
Income taxes	—	—	(184,930)	(184,930)

Net income / (loss)	2,625,830	180,174	(2,272,808)	533,196

Depreciation	(869,333)	(61,943)	(238,720)	(1,169,996)

Amortization	(52,277)	(121)	—	(52,398)

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

18.	Segment Information (continued)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Nine months ended September 30, 2003
Revenues	7,679,716	375,513	—	8,055,229
Cost of sales and services	(3,037,656)	(120,654)	—	(3,158,310)

Gross profit	4,642,060	254,859	—	4,896,919
Operating expenses	(1,000,624)	(50,994)	(1,877,357)	(2,928,975)

Operating profit	3,641,436	203,865	(1,877,357)	1,967,944
Finance costs	—	—	(458,271)	(458,271)

Profit / (loss) before tax	3,641,436	203,865	(2,335,628)	1,509,673
Income taxes	—	—	(406,055)	(406,055)

Net income / (loss)	3,641,436	203,865	(2,741,683)	1,103,618

Depreciation	(948,346)	(50,874)	(323,557)	(1,322,777)
Amortization	(52,278)	(120)	—	(52,398)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
As of December 31, 2002
Total assets	8,634,074	370,525	4,226,238	13,230,837

Total liabilities	1,705,064	71,079	7,289,524	9,065,667

Capital expenditure (a)	3,716,579	87,091	701,879	4,505,549

As of September 30, 2003
Total assets	9,421,561	396,642	4,526,954	14,345,157

Total liabilities	1,540,818	50,463	7,486,179	9,077,460

Capital expenditure	1,807,434	65,314	145,449	2,018,197

(a)	The capital expenditure of the Mobile Communications Services segment as of December 31, 2002 includes the fee for the UMTS License of Sk1,510,506 (see Note 3).

EuroTel Bratislava, a.s.

19.	Reconciliation to United States Generally Accepted Accounting Principles

EuroTel’s financial statements are prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. The principal differences between IFRS and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net income for the three and nine months ended September 30, 2002 and 2003.

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Reconciliation of net income

Net income reported under IFRS	406,201	438,423	533,196	1,103,618

U.S. GAAP adjustments:
- shareholders pushdown (a)	(706)	(3,456)	(2,118)	(10,368)
- activation revenue (g)	—	2,932	—	2,932
- deferred tax on activation revenues (g)	—	(733)	—	(733)

Presentation of net income under U.S. GAAP before extraordinary items	405,495	437,166	531,078	1,095,449

Presentation of net income under U.S. GAAP after extraordinary items	405,495	437,166	531,078	1,095,449

	As of December 31, 2002	As of September 30, 2003
Reconciliation of shareholder’s equity

Shareholders’ equity reported under IAS	4,165,170	5,267,697

U.S. GAAP adjustments:
- activation revenues (g)	—	2,932
- deferred tax on activation revenue (g)	—	(733)

Shareholders’ equity under U.S. GAAP	4,165,170	5,269,896

(a)	Shareholder Pushdown

Under IFRS, expenses paid by the shareholders on behalf of EuroTel do not constitute a contribution of capital. In addition, EuroTel is not required to recognize an expense related to shareholder payments. During the periods presented, EuroTel had portions of compensation expense paid by its shareholders. During 2002, EuroTel’s policies regarding reimbursement of portions of compensation expense paid by its shareholders were modified. Under U.S. GAAP, EuroTel is required to recognize an expense and a concurrent contribution of capital by the shareholder for these costs when material. This transaction has no effect under Slovak law and no effect on net equity.

(b)	Comprehensive Income

In September 1997, the FASB issued Statement of Financial Accounting Standards No. 130. “Reporting Comprehensive Income” (“FAS 130”), which establishes rules for the reporting of comprehensive income and its components. As of September 30, 2003, the hedge reserve in the amount of Sk7,943 under U.S. GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. The changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. The sum of other comprehensive income and net income for the period represents comprehensive income for the period.

EuroTel Bratislava, a.s.

19.	Reconciliation to United States Generally Accepted Accounting Principles (continued)

(c)	Deferred Finance Charges

Under IAS 39, the Company offsets the deferred finance charges related to the issue of its long term notes against the long term notes liability. Under U.S. GAAP, in accordance with Accounting Principles Board Opinion No. 21, “Interest on Receivables and Payables”, deferred finance charges must be reported as a separate asset in the balance sheet. The “Long term notes” balance and “Deferred finance charges” balance at September 30, 2003 were Sk6,587,680 and Sk192,465, respectively, under U.S. GAAP. There was no effect on consolidated net income or shareholder’s equity reported under U.S. GAAP.

(d)	Consideration given by a Vendor to a Customer

In November 2001, the Emerging Issues Task Force (the “EITF”) released Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, which applies to annual or interim financial statement periods beginning after December 15, 2001. The release provides that cash consideration (including sales incentives) given to customers or resellers should be accounted for as a reduction of revenue unless the Company receives a benefit that is identifiable and can be reasonably estimated.

EuroTel has reviewed all incentives provided to dealers and customers. In accordance with the adoption EITF No. 01-09, service commissions paid to dealers for the loyalty of existing customers and activation of new customers have been recorded as a direct reduction to revenue. For the nine months ended September 30, 2003 and September 30, 2002, Sk74,772 and Sk65,076, respectively, have been reclassified from cost of sales to a reduction of revenue.

The following table presents effect on the Mobile service and equipment revenues and costs of sale under U.S. GAAP.

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Effect on revenues and costs of sales
Decrease in Mobile service revenues	(6,482)	(17,817)	(30,202)	(47,105)
Decrease in Mobile equipment and other sales	(9,666)	(8,798)	(34,874)	(27,667)
Decrease in Mobile equipment and service commissions	16,148	26,615	65,076	74,772

Net effect on income	—	—	—	—

The adoption of EITF No. 01-09 had no effect on reported U.S. GAAP net income or equity.

(e)	Licenses

Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, which established new accounting and reporting requirements for goodwill and other intangible assets under U.S. GAAP. In connection with the adoption of SFAS No. 142, we reassessed the useful life and classification of our identifiable intangible assets and determined, given current status of the legal and regulatory circumstances, that they continued to be appropriate. EuroTel expects to incur aggregate amortization expense of Sk14,126 for the year ended 2003, Sk56,506 for the years ended 2004 and 2005, Sk130,793 for the year ended 2006 and Sk155,156 for the years ended 2007 and 2008 in respect of the currently existing licenses.

EuroTel Bratislava, a.s.

19.	Reconciliation to United States Generally Accepted Accounting Principles (continued)

(f)	Asset Retirement Obligations

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. This statement requires entities to record the fair value of a liability for asset retirement obligations in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

EuroTel is subject to asset retirement obligations as described in Note 9. EuroTel’s initial adoption of this statement did not have a material impact on EuroTel’s results of operations, financial position, or cash flows.

(g)	Accounting for Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” The Issue addresses a vendor’s accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The Company adopted this statement on July 1, 2003, and is applying it on a prospective basis. As a result, for the 3 months ended September 30, 2003, under U.S. GAAP, the Mobile service and equipment revenues have been increased by Sk4,149, the Mobile service and equipment costs of sale have been increased by Sk1,217 and Deferred tax charge has been increased by Sk733.

(h)	Recent pronouncement

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 also requires disclosure of significant variable interests in variable interest entities for which a company is not the primary beneficiary. Euro Tel is required to apply FIN 46 to new variable interest entities created or acquired after January 31, 2003. Euro Tel’s initial adoption of this statement on July 1, 2003 did not have a material impact on its results of operations, financial position, or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. Euro Tel’s initial adoption of this statement on July 1, 2003 did not have a material impact on its results of operations, financial position, or cash flows.

In May 2003, the Emerging Issues Task Force (EITF) issued EITF 01-08, “Determining Whether An Arrangement Is a Lease”. This statement provides guidance on how to determine whether an arrangement contains a lease that should be accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, “Accounting for Leases”. Euro Tel’s initial adoption of this statement on July 1, 2003 did not have a material impact on its results of operations, financial position, or cash flows.

EuroTel Bratislava, a.s.

Part I – Financial Information

Item 2: Management’s Discussion and Analysis of Results of Operations and Financial Condition

You should read the following discussion together with our condensed consolidated financial statements, including the accompanying notes, beginning on page 3. We prepared the condensed consolidated financial statements and the accompanying notes in accordance with IFRS, which differ in certain respects from U.S. GAAP. See Note 19 to the condensed consolidated financial statements for a description of the principal differences between IFRS and U.S. GAAP as they relate to us, and a reconciliation of our net income and shareholders’ equity from IFRS to U.S. GAAP. You should read the statements under “Forward-Looking Statements” for information on how we present our forward-looking information.

Overview

We are a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications and managed data network services. We are one of only two mobile providers in the country licensed to offer digital GSM and UMTS mobile telecommunications services and we are the country’s sole provider of analog NMT services. As of September 30, 2003, our GSM network covered approximately 88% of the geographical area of the Slovak Republic where approximately 98% of the Slovak population lives. We also provide managed data network services to a variety of domestic and multinational businesses and Slovak government institutions. As of September 30, 2003, we had 1,457,017 mobile customers, an increase from 1,198,577 as of September 30, 2002 (revised with respect to definition of pre-paid mobile customers as discussed further below), representing an estimated market share of 42%, based on number of customers. In the same period, we had 3,928 managed data network customers, an increase from 3,529 as of September 30, 2002, consisting primarily of customers of our frame relay and X.25 services. For the three months ended September 30, 2003, we generated revenues of Sk2,917 million, net cash flows from operating activities of Sk631 million, EBITDA of Sk1,183 million and net income of Sk438 million. For the nine months ended September 30, 2003, we generated revenues of Sk8,055 million, net cash flows from operating activities of Sk2,700 million, EBITDA of Sk3,343 million and net income Sk1,104 million. EBITDA represents operating profit before income tax, net finance costs and depreciation and amortization. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company’s underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company’s capital structure or the relevant tax regime. This is particularly the case in a capital-intensive industry such as communications. It is also a widely accepted indicator of a company’s ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is neither an U.S. GAAP nor an IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with U.S. GAAP or IAS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

EuroTel Bratislava, a.s.

The following table sets forth information about our network:

	As of September 30,
	2002		2003
Geographical area of Slovak Republic covered
NMT	79%		79%
GSM	83	%(1)	88%
Population of Slovak Republic covered
NMT	96%		96%
GSM	96	%(2)	98%
Number of sites(3)
NMT(4)	136		136
GSM	765	(3)	1,028

(1)	As of September 30, 2002, we reported geographical GSM coverage of 81%. During 2002, we commenced utilizing higher resolution digital maps that allowed us to measure our GSM network geographic coverage more precisely and, as a result, we include recalculated percentages for the prior period in this report, which we believe more precisely reflect actual conditions.

(2)	As of September 30, 2002, we reported GSM coverage by percent of population of 98%. During 2002, we commenced utilizing higher resolution digital maps that allowed us to measure our GSM network population coverage more precisely and, as a result, we include recalculated percentages for the prior period in this report, which we believe more precisely reflect actual conditions.

(3)	Historically, we based our reporting on the total number of base stations for each service type. During 2002, we revised our reporting, basing it on number of sites, each of which can contain one or more base stations, as we considered this information to be more relevant for purposes of understanding GSM coverage. As a result, we are reporting total numbers of sites in this report. This distinction does not apply to NMT service as the number of base stations are equal to number of sites.

(4)	The majority of our NMT sites are co-located with GSM sites.

Revenues

Our revenues consist of mobile service revenues, sales from mobile equipment and other sales as well as managed data network services revenues. Mobile service revenues include recurring revenues from our mobile telecommunications services and include primarily monthly access fees, airtime charges for calls that originate on our network and interconnection and roaming fees. Airtime charges and monthly access fees are the largest sources of our mobile revenues and include the fees charged for our value-added services and special features. We generally set fees on a network-wide basis, but we occasionally negotiate individual fee agreements with large business customers. Airtime charges are generally paid by the person who initiates (i.e. dials) the call, this billing method is commonly referred to as “calling party pays.” However, when a customer travels outside the Slovak Republic, he is also charged for a portion of the incoming call. Interconnection and roaming fees include interconnection fees from Slovak Telecom, an incumbent fixed line Slovak operator and Orange Slovensko, a.s. (“Orange”), EuroTel’s competitor in the Slovak mobile market for calls made by their customers terminating on our network, roaming fees for calls made by our mobile customers traveling outside the Slovak Republic and roaming fees for visitors using our network while in the Slovak Republic. Revenues from interconnection fees from Slovak Telecom and Orange accounted for approximately 24% and 25% of our mobile services revenue in the nine months ended September 30, 2003 and 2002 respectively.

Mobile equipment and other sales include non-recurring revenues from our mobile business. These consist principally of revenues from the sale of handsets and accessories as well as from one-time activation fees. Managed data network services revenues consist of revenues generated when we provide our data customers with access and use of our data network, as well as revenue from the installation and rental of data transmission equipment.

EuroTel Bratislava, a.s.

As a provider of telecommunications services, our revenues are affected by the size of our customer base, customer usage of our services and prices charged for each of the services we offer. Our revenues are also affected by our customer mix, whereby business customers generally have a higher average call volume than non-business customers. Continued growth in both the number of customers and service usage will depend on a number of competitive factors, which include:

•	pricing and promotions;

•	the range and quality of our services;

•	the capacity and geographic coverage of our network; and

•	general economic and market conditions in the Slovak Republic.

We expect that average minutes of use and revenue per customer for our mobile customers will remain flat or fall as mobile penetration in the Slovak Republic increases because many of our new customers are expected to be non-business customers who use their mobile phones less frequently in the long term. Potentially offsetting this trend, we expect that usage of SMS and related data portion of revenue per customer will be increasing in the future as result of the stimulation by pricing and content initiatives.

As of the fourth quarter of 2002, we revised our definition of “pre-paid customers” to include all customers with a valid SIM card which has been re-charged within the last 12 months, irrespective of whether they have credit remaining in their pre-paid accounts. This change refined the reported number of churned customers and further improved comparability of our financial data with that reported by other mobile operators. Prior to this refinement, our total number of pre-paid customers consisted only of those customers who maintained a credit in their pre-paid account and, therefore, were able to make outgoing calls. Customers with a valid SIM card but no remaining credit in their pre-paid account were treated as churned. For a comparison of the previously reported as well as the recalculated numbers of pre-paid customers, please see our Earnings Release issued on February 25, 2003 and furnished to the Securities and Exchange Commission (“SEC”) on Form 6-K on February 27, 2003. The following two tables use the numbers of pre-paid customers as revised for the period ended September 30, 2002.

The following table sets forth certain information about our customers:

	As of September 30,
	2002	2003
Mobile customers
NMT Post-paid	12,610	2,247
GSM Post-paid	274,232	396,474
GSM Pre-paid	911,735	1,058,296

Total	1,198,577	1,457,017

Managed data network connections	7,287	8,034

EuroTel Bratislava, a.s.

The following table sets forth our key business indicators:

	For the three month period ended September 30,		For the nine month period ended September 30,
	2002	2003	2002	2003
Average monthly revenue per customer (“ARPU”)
Post-paid	Sk1,712	Sk1,613	Sk1,667	Sk1,610
Pre-paid	Sk226	Sk260	Sk219	Sk255
Blended	Sk580	Sk614	Sk562	Sk593

Subscriber Acquisition Costs
Post-paid	Sk3,016	Sk4,004	Sk4,047	Sk4,030
Pre-paid	Sk282	Sk239	Sk440	Sk253
Blended	Sk744	Sk1,782	Sk1,352	Sk1,489

Average monthly billable minutes per customer
Post-paid	220	212	232	221
Pre-paid	35	37	34	37
Blended	79	83	82	83

Average monthly churn rate
Post-paid	0.98%	0.77%	1.29%	0.99%
Pre-paid	2.15%	2.07%	1.60%	2.02%
Blended	1.87%	1.73%	1.52%	1.75%

Mobile originated billable SMS
Post-paid (1)	31	33	32	34
Pre-paid	18	18	19	19
Blended	21	22	22	23

Gross Addition (2)
Post-paid	16,841	65,393	83,300	123,022
Pre-paid	82,864	94,147	246,200	252,981
Total	99,705	159,540	329,500	376,003

(1)	We do not provide SMS service for NMT subscribers

(2)	Gross addition represents any new post-paid or pre-paid SIM card activated on our network

Mobile tariffs in the Slovak Republic are among the lowest in Europe. We have had to reduce our mobile service rates as a result of increased competition with Orange, our only competitor in the Slovak Republic for mobile telecommunications services. At the same time, however, we reduced the number of free or discounted services previously available to certain of our high-usage customers. Over the last twelve months, we also successfully introduced more efficient pre-paid accounts recharging schemes, which have contributed to an increase in our per-minute service revenue. We currently compete with Orange primarily on the pricing of handsets and services, network quality and coverage, the range of services offered and the quality of customer service. We have experienced a 14% increase in the pre-paid gross additions in the third quarter of 2003 compared to the third quarter of 2002. The average monthly billable minutes of use per pre-paid customer increased by 6% in the three months ended September 30, 2003 over the same period of 2002. We have successfully implemented measures (see above) that stimulated voice usage and have generated an increased revenue stream in the pre-paid business. Pre-paid ARPU increased by almost 15% in the third quarter 2003 compared to the same period of 2002. Comparing the same periods, the post-paid ARPU declined from Sk1,712 to Sk1,613, as we have begun signing up customers for low-end pricing plan, where usage is expected to be below the average usage of our post-paid customers. In spite of the introduction of per second billing on February 1, 2002 for post-paid customers and on March 1, 2002 for pre-paid customers, the blended average monthly billable minutes of use per customer remained almost at the same level in the nine months of 2003 compared to the same period of 2002 and the average monthly revenue per customer increased by 6% in the nine months ended September 30, 2003 over the same period of 2002.

EuroTel Bratislava, a.s.

Churn

“Churn” refers to disconnections or suspensions of service. These can be voluntary or involuntary and affect both post-paid and pre-paid customers. Involuntary disconnections or suspensions of service for our post-paid customers occur when they fail to pay their bills or we suspect fraudulent use of the mobile service. Involuntary suspensions of service for our pre-paid customers occur when their credit on their pre-paid account reaches a negative level or they fail to re-charge their pre-paid account within 12 months of its most recent use. Voluntary disconnections or suspensions of service occur when customers switch to a competing mobile network or terminate their use of mobile services altogether. The rate of churn indicates the percentage of customers that we need to replace in any given period before we realize net customer growth. Our total average monthly churn rate was approximately 1.73% in the three months ended September 30, 2003 and 1.75% in the nine months ended September 30, 2003 compared to 1.87% in the three months ended September 30, 2002 and 1.52% in the nine months ended September 30, 2002. These churn rates have been determined in accordance with the revised definition of pre-paid customers as explained above. The increase in the total average monthly churn rate in the nine months ended September 30, 2003 was attributable to our pre-paid customers base, who tend to have a higher churn rate than our post-paid customers. We expect the churn rate of pre-paid customers to continue to remain relatively high because there is little to tie customers to a longer-term commitment. We recognize that managing churn is an important factor in stabilizing revenue and maximizing cash flow.

To minimize voluntary churn, we provide a high-quality network and service at competitive prices. We use our advanced information technology systems to understand, monitor and control voluntary churn. We also minimize voluntary churn through customer-loyalty programs and targeted renewal campaigns for our post-paid customers whose contract is near the end of its term. However, the success of our customer retention and cost recovery measures depends partially upon competitive factors, which are beyond our control, including our competitor’s rate structures, service offerings and incentive programs.

Our ability to check the credit history of potential customers is limited, which increases the risk of customer default and, as a consequence, our rate of churn. Under Slovak law, companies are limited in their ability to conduct credit checks through credit bureaus or other third parties. We have established and maintain our own databases through which we conduct credit checks on potential customers, but our information is limited to our own historical customer data. Since February 2003, we have implemented an agreement with Orange, which permits us to run customer checks against their database of customers with dubious credit records. Our strict policy of terminating customers who fail to pay for our mobile services is a significant source of churn, which we attempt to mitigate by running the aforementioned credit checks.

Expenses

Cost of Sales and Services. Cost of sales and services, excluding depreciation, consists principally of expenses related to the operation of our mobile and data networks, including interconnection costs, roaming fees paid to other mobile operators for our customers’ use of their networks, leased circuit costs and frequency related costs. Cost of sales and services also includes the cost of equipment sold to customers, including mobile handsets, SIM cards, accessories and modems. These costs are proportional to the number of gross customer additions in each period.

Operating Expenses. Operating expenses consist of selling, general and administrative expenses and depreciation and amortization expenses. Selling, general and administrative expenses consist of:

•	advertising expenses;

•	marketing and sales expenses;

•	wages and employee benefits;

•	network and IT support and maintenance expenses;

•	bad debt expense;

•	rent of base stations, shops and office space; and

•	other general costs such as professional fees and administrative costs and office supplies.

EuroTel Bratislava, a.s.

We reserve for bad debt expense using a formula based on an aging of accounts receivable. This formula is reflected in our statements of operations.

Under the Slovak tax law, 50% of bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the due date of the receivables and a tax benefit for a further 25% of the value of the receivables can be claimed if the receivable is still unpaid after 3 years from the original due date. However, in order to obtain 100% of the tax benefit from uncollectible receivables, we are required to pursue all available remedies, which is in many cases not commercially feasible. To preserve the possibility of full tax deductibility we do not write off receivables until we can record the full tax benefit. Accordingly, our balance sheet will continue to reflect, over time, growing levels of gross accounts receivable and bad debt reserves. As we generally do not bear the collection risk on fees from pre-paid accounts, our bad debt expense is lower for our pre-paid business where bad debt results mainly from the distribution of recharge vouchers.

Depreciation and amortization expenses consist of the depreciation of the property and equipment used in our mobile and data networks and amortization of our licenses. These expenses have increased significantly in recent years because we have been constructing our GSM network and we expect them to continue to increase as we expand our network coverage and capacity.

Finance Costs. Our finance costs include net interest expense (net of interest income), arrangement fees and other finance expenses and foreign exchange losses or gains on non-Slovak Crown-denominated debt. We capitalize any borrowing costs that are attributable to the purchase of property used in the development or construction of property or equipment as part of the construction cost of these assets. Conversely, we do not expense or include these borrowing costs as part of our finance costs. Our finance costs vary with the level of debt we carry, interest rates, exchange gains or losses. Substantially all of our debt is denominated in currencies other than the Slovak Crown.

Taxes. The corporate tax rate in the Slovak Republic decreased from 29% to 25%, as of January 1, 2002. In the Slovak Republic, the tax burden can be reduced by operating losses, which generate tax benefits that can be used to offset taxable income. Legislation put into effect on January 1, 2000, is intended to allow for the carry-forward of up to three successive years of tax losses, inclusive of losses incurred in the 1999 tax year. The cumulative tax benefit of these carry-forwards must be amortized evenly over the following five consecutive years. Additional tax losses incurred during the five-year amortization period may not be carried forward to offset future taxes. This includes any amortized amount, which cannot be fully offset in the amortization period. In addition, in order to be permitted to offset tax losses against future taxable profits, we are obligated by Slovak tax law to acquire tangible fixed assets in an amount equal to, or in excess of, the amount of any losses we seek to offset. Taxes are also affected by the tax deductibility of bad debt expense, which can only be fully deducted once certain collection remedies have been exhausted.

Foreign Exchange Exposure

While the majority of our revenues are in Slovak Crowns, a significant portion of our expenses and liabilities are incurred in currencies other than the Slovak Crown. Substantially all of our debt is non-Slovak Crown-denominated. As a result, our operating income and cash flows may be affected if these other currencies appreciate against the Slovak Crown. Whenever we have experienced a depreciation of the Slovak Crown in recent years, the cost in Slovak Crowns of servicing our debt as well as the cost of maintaining and expanding our mobile and data networks have increased. Our foreign exchange gains or losses on monetary assets or liabilities denominated in foreign currency are recognized in the period in which we incur them. Foreign exchange gains or losses incurred as part of our operating activities are recorded as operating costs and foreign exchange gains or losses arising from financing activities are recorded as finance costs.

Some of our revenues are in Euros or U.S. dollars and some consist of foreign currency-denominated service credits from foreign carriers. These revenues denominated in currencies other than Slovak Crowns are derived from roaming fees for calls placed by foreign customers on our network in the Slovak Republic. Our non-Slovak Crown-denominated revenues represented approximately 5.2% and 5.9% of our total revenues in the three months ended September 30, 2002 and 2003 respectively.

EuroTel Bratislava, a.s.

As of September 30, 2003, we had in place certain derivative financial instruments to provide economic hedges of:

•	our exposure of our foreign exchange risk arising from interest payments accruing on our Euro-denominated long-term bonds;

•	anticipated future expenditure denominated in Euro in the amount of EUR12 million.

Results of Operations

Our major categories of revenues and expenses for the three and nine months ended September 30, 2002 and 2003 are set forth in the table below.

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
	(millions of Slovak Crowns)
Mobile service revenues	2,057	2,605	5,741	7,207
Mobile service cost of sales	612	683	1,651	1,869

Gross profit from mobile services	1,445	1,922	4,090	5,338
Gross margin from mobile services	70%	74%	71%	74%

Mobile equipment and other sales	184	181	544	473
Mobile equipment and other cost of sales	291	486	1,087	1,169

Gross profit / (loss) from mobile equipment and other sales	(107)	(305)	(543)	(696)
Gross margin from mobile equipment and other sales	(58)%	(169)%	(100)%	(147)%
Data network service revenues	118	131	351	375
Data network service cost of sales	35	42	108	120

Gross profit from managed data network services	83	89	243	255
Gross margin from managed data network services	70%	68%	69%	68%

Total revenues	2,359	2,917	6,636	8,055
Total cost of sales and services	938	1,211	2,846	3,158

Gross profit	1,421	1,706	3,790	4,897
Gross margin	60%	58%	57%	61%

Selling, general and administration expenses	483	523	1,454	1,554
Depreciation and amortization	427	474	1,222	1,375

Operating profit	511	709	1,114	1,968

Finance and other (income) / costs	(28)	106	396	458
Tax expense	133	165	185	406

Net income	406	438	533	1,104

Three and Nine Months Ended September 30, 2003 Compared to Three and Nine Months Ended September 30, 2002

Revenues. Our total revenues increased by Sk558 million, or 24%, from Sk2,359 million in the three months ended September 30, 2002 to Sk2,917 million in the three months ended September 30, 2003. For the

EuroTel Bratislava, a.s.

nine months ended September 30, 2003 total revenues increased by Sk1,419 million, or 21%, from Sk6,636 million in the nine months ended September 30, 2002 to Sk8,055 million. This increase was primarily attributable to an increase in the number of mobile customers both in our post-paid and pre-paid customer base.

Mobile service revenues, including interconnection and roaming fees paid to us by other operators, increased by Sk548 million, or 27%, from Sk2,057 million in the three months ended September 30, 2002 to Sk2,605 million in the three months ended September 30, 2003. For the nine months ended September 30, 2003, mobile service revenues increased by Sk1,466 million, or 26%, to Sk7,207 million. This increase primarily reflects a 22% increase in our total number of mobile customers, which grew from 1,198,577 as of September 30, 2002 to 1,457,017 as of September 30, 2003. Average monthly revenue per customer increased by 6% from Sk580 in the three months ended September 30, 2002 to Sk614 in the three months ended September 30, 2003, and by 6% from Sk562 in the nine months ended September 30, 2002 to Sk593 in the nine months ended September 30, 2003. We believe that this increase was primarily the result of an increase in average monthly revenue per pre-paid customer, which grew by 15% from Sk226 in the three months ended September 30, 2002 to Sk260 in the same period of 2003. Our number of pre-paid customers increased by 146,561 or 16% from 911,735 as of September 30, 2002 to 1,058,296 as of September 30, 2003. Over the last twelve months, we have also successfully introduced more effective credit top-up systems for pre-paid accounts, which have contributed to an increase in our service revenue per minute. Post-paid ARPU declined in the both reported periods of 2003 compared to the respective comparable periods of 2002, as we have begun signing up customers for low-end pricing plans, where usage is expected to be below the average usage of our post-paid customers.

Sales of mobile equipment and other sales decreased by Sk3 million, or 2%, from Sk184 million in the three months ended September 30, 2002 to Sk181 million in the three months ended September 30, 2003. For the nine months ended September 30, 2003, mobile equipment and other sales decreased by Sk71 million, or 13%, from Sk544 million to Sk473 million in the nine months ended September 30, 2003. This decrease was primarily due to a decrease in sales of mobile phone handsets and accessories of Sk82 million, to Sk300 million, in the nine months ended September 30, 2003 which was a result of a continuous decrease in our sales prices for mobile phone handsets. Activation revenue decreased by Sk11 million primarily due to the suspension of charging activation fees to new post-paid customers.

Revenues from managed data network services increased by Sk13 million, or 11%, from Sk118 million in the three months ended September 30, 2002 to Sk131 million in the three months ended September 30, 2003. For the nine months ended September 30, 2003, managed data network service revenues increased by Sk24 million to Sk375 million in the nine months ended September 30, 2003. This revenue increase is attributable to an increase in data network connections as well as to a change in the composition of our revenues from managed data network services, reflecting a shift towards the provision of higher-value services such as frame relay and IN Virtual Private Networks. The number of total data customer connections increased by 747, or 10%, from 7,287 as of September 30, 2002 to 8,034 as of September 30, 2003.

Cost of Sales and Services. Cost of sales and services increased by Sk273 million, or 29%, from Sk938 million in the three months ended September 30, 2002 to Sk1,211 million in the three months ended September 30, 2003. As a percentage of total revenues, cost of sales increased from 40% in the three months ended September 30, 2002 to 42% in the three months ended September 30, 2003. The decrease in gross margin results primarily from higher subsidies granted on mobile phone handsets to attract new post-paid customers combined with the fact that we sold more than doubled number of handsets as compared to three months ended September 30, 2002. Conversely, we benefited from reductions in the costs related to international traffic routing, as this market was liberalized effective January 1, 2003. For the nine months ended September 30, 2003, costs of sales increased by 11%, to Sk3,158 million, from Sk2,846 million in the nine months ended September 30, 2002. As a percentage of total revenues, cost of sales decreased from 43% in the nine months ended September 30, 2002 to 39% in the nine months ended September 30, 2003. This improvement in the gross margin is attributable to the first six months of the year when, contrary to three months ended September 30, 2003, we experienced an increase in gross margin resulting primarily from fewer new customer activations as well as from the fact that a lower number of newly activated customers purchased mobile handsets from us the time of activation.

EuroTel Bratislava, a.s.

Cost of sales and services in our mobile business increased by Sk266 million, or 29%, from Sk903 million in the three months ended September 30, 2002 to Sk1,169 million in the three months ended September 30, 2003. This increase resulted from increase in the cost of sales related to mobile equipment and other sales which increased by approximately Sk195 million, or 67%, from Sk291 million in the three months ended September 30, 2002 to Sk486 million in the three months ended September 30, 2003, and from increase of Sk71 million in the costs of sales for mobile service. The increase in the cost of sales for mobile service resulted mainly from the additional interconnect costs and higher costs of leased circuits required to serve our growing customer base in the amounts of Sk43 million and Sk15 million, respectively. The additional interconnect costs were affected (partially offset) by the decreased costs of international traffic rates. This cost decrease contributed to improved gross profit from mobile services from 70% in the three months ended September 30, 2002 to 74% in the same period of 2003. In addition to that, we benefited from the introduction of more effective credit top-up systems for our pre-paid accounts that led to a revenue growth that exceeded that of the related costs. For the nine months ended September 30, 2003, cost of sales and services in our mobile business increased by Sk300 million, or 11%, as compared to the same period last year, to Sk3,038 million. This increase reflects an increase of Sk218 million in mobile service costs of sales, primarily due to higher interconnect costs and higher costs of leased circuits required to serve our growing customer base in the amount of Sk149 million and Sk39 million, respectively. Due to the factors discussed above, the percentage gross margin comparing the nine-month periods improved from 71% to 74%. Our negative gross margin on sales of mobile phone handsets, accessories and SIMs was (292)% in the three months ended September 30, 2003 and (240)% in the nine months ended September 30, 2003, as compared to a negative gross margin of (108)% in the three months ended September 30, 2002 and (158)% in the nine months ended September 30, 2002. This negative margin percentage on sales of mobile phone handsets and accessories is the result of management’s effort to gain market share primarily in the post-paid segment, where customers are bound by contract for 24 months. Negative margins on sales of mobile phone handsets stem from the common practice in the mobile telecommunications industry of selling mobile phone handsets at a price below cost in order to attract new customers. In the three months ended September 30, 2003, our retention initiatives, which targeted post-paid customers with offers to replace their phones at a discount, resulted in higher average subsidies per customer retained than was the case in the same period of 2002. We generally offer higher subsidies (discounts) to existing customers, in order to entice them to stay with our service, than we do to new customers. As a result of shifting our focus towards retaining existing customers, the customer retention subsidies are making up an increasing portion of our overall subsidies. However, during the three months ended September 30, 2003 we increased the subsidies intended to attract new customers and gain market share, which resulted in significant increase of the subscriber acquisition costs per customer.

Cost of sales and services in our managed data network services business increased by Sk7 million, or 20%, from Sk35 million in the three months ended September 30, 2002 to Sk42 million in the three months ended September 30, 2003. For the nine months ended September 30, 2003, cost of sales and services in our managed data network services business increased by Sk12 million, or 11% as compared to the same period last year, to Sk120 million. As a percentage of MDNS revenues, cost of sales in our managed data network services increased to 32% in both the three and nine months ended September 30, 2003 from 30% and 31% in the three and nine months ended September 30, 2002 respectively. We believe this is the result of our efforts to maintain premium pricing on our services despite a general decline in the price of such managed data network services in the market and a shift towards the provision of higher-value services.

Operating Expenses. Total operating expenses increased by Sk87 million, or 9%, from Sk910 million in the three months ended September 30, 2002 to Sk997 million in the three months ended September 30, 2003. Operating expenses increased by Sk253 million or 9% to Sk2,929 million in the nine months ended September 30, 2003. This increase reflects higher levels of depreciation and amortization expense, advertising, marketing and sales expense, network and information technology support and maintenance expense and wages and employees benefits and was partially offset by a decrease in bad debt expense and professional fees. The increase of total operating expenses was generally the result of the overall growth of our operations.

Depreciation and amortization expense increased by Sk47 million, or 11%, from Sk427 million in the three months ended September 30, 2002 to Sk474 million in the three months ended September 30, 2003 and by Sk153 million, or 13%, to Sk1,375 million in the nine months ended September 30, 2003. This increase primarily reflects additional depreciation expense we incurred relating to the property and equipment we

EuroTel Bratislava, a.s.

acquired and/or constructed to meet the needs of our growing customer base. Following a review of expected future cash flows to be generated by the NMT business, on December 31, 2002 EuroTel recorded an impairment charge of Sk60 million against a proportion of the carrying value of the NMT assets which is included in the depreciation charge for the year ended December 31, 2002. Following a review of expected future cash flows to be generated by the NMT business, in the nine month period ended September 30, 2003, EuroTel recorded an additional impairment charge of Sk17 million against a proportion of the carrying value of the NMT assets. The recoverable amount (the higher of the net selling price and value in use) was determined at the NMT cash-generating unit level and represents the value in use determined using a discounted cash flow analysis, employing a 12.5% discount rate.

Advertising, marketing and sales expense remained almost at the same level of Sk111 million in the three months ended September 30, 2003 comparing to the same period of 2002. For the nine months ended September 30, 2003, advertising, marketing and sales expense increased by Sk57 million, or 18% to Sk372 million as we increased spending to attract additional customers. We generally expect advertising, marketing and sales expenses to increase in 2003, although it will decline as a percentage of revenues if we continue to experience the same revenue growth as has been the case in the nine months ended September 30, 2003.

Wages and employee benefits increased by Sk30 million, or 20%, from Sk149 million in the three months ended September 30, 2002 to Sk179 million in the three months ended September 30, 2003. For the nine months ended September 30, 2003, wages and employee benefits increased by Sk35 million, or 8%, to Sk495 million primarily due to an increase in the average salaries as well as the average number of employees.

Network and IT support and maintenance expenses remained at the same level of Sk71 million in the three months ended September 30, 2003 as in the same period of 2002. For the nine months ended September 30, 2003, network and IT support and maintenance expenses increased by Sk28 million, or 14%, to Sk228 million. This increase reflects a continuing increase in repair and maintenance expenses for our network equipment, as certain warranties on purchased hardware and software have expired.

Professional fees decreased by Sk3 million, or 6%, from Sk50 million in the three months ended September 30, 2002 to Sk47 million in the three months ended September 30, 2003. For the nine months ended September 30, 2003 professional fees decreased by Sk23 million, or 15% from Sk159 million in the nine months ended September 30, 2002 to Sk136 million. The decrease resulted mainly from the one-off consulting fees of Sk19 million incurred in connection with UMTS bidding process in the first three months of 2002.

Bad debt expense decreased by Sk4 million, or 67%, from Sk6 million in the three months ended September 30, 2002 to Sk2 million in the three months ended September 30, 2003. For the nine months ended September 30, 2003, bad debt expense decreased by Sk40 million, or 160%, from bad debt charge of Sk25 million in the nine months ended September 30, 2002, to a reversal in the allowance for bad debt of Sk15 million in the nine months ended September 2003. Since January 1, 2003, we have revised our estimates relating to the calculation of bad debt provision as more historical information has been obtained and the market continues to mature in the Slovak Republic. This revision of the estimates resulted from our own historical collection of debt data and better reflects the actual effectiveness of our receivables collection. The new methodology we use results in a better matching of revenue and expenses in the correct periods and provides the reader with more accurate trend information. During the nine-month period ended September 30, 2003, the net reversal in the allowance for bad debt in the amount of Sk15 million consists of Sk23 million, the reversal in the allowance for bad debt due to the cumulative effect of our change in methodology, and bad debt charge in the amount of Sk8 million. Bad debt resulting from fraud, which we net off against revenues for each relevant period, increased by Sk4 million, or 133%, from Sk3 million in the three months ended September 30, 2002 to Sk7 million in the three months ended September 30, 2003 and decreased by Sk11 million, or 44%, to Sk14 million in the nine months ended September 2003. Our total bad debt expense, including bad debt as a result of fraud amounting to approximately 0.8% of total revenues in the nine months ended September 30, 2002 represent only a tiny percentage of revenues in the nine months ended September 30, 2003. The decline in bad debt expense reflects management’s ongoing commitment to reduce uncollectible debt and to eliminate fraud. Changes to our provisions for doubtful accounts are determined based on an aging schedule as well as on the specific identification of uncollectible accounts. In order to preserve the tax-deductible status of bad debt

EuroTel Bratislava, a.s.

expense, our trade receivables may not be taken off our primary books and records until certain statutory collection requirements have been complied with.

Due to the factors discussed above, operating profit increased by Sk198 million, or approximately 39%, from Sk511 million in the three months ended September 30, 2002 to Sk709 million in the three months ended September 30, 2003 and increased from Sk1,114 million in the nine months ended September 30, 2002 to Sk1,968 million in the nine months ended September 30, 2003.

Finance Costs. Total finance costs increased by Sk134 million, or 479%, from finance income of Sk(28) million in the three months ended September 30, 2002 to finance costs of Sk106 million in the three months ended September 30, 2003. Interest expense on borrowings increased by Sk13 million, or 7%, from Sk181 million in the three months ended September 30, 2002 to Sk194 million in the three months ended September 30, 2003. This increase is attributable to the higher hedged exchange rates used, which were the result of the cross-currency interest rate swaps aimed at hedging 100% of our exposure to Euro/Sk exchange rate risk in connection with the interest payments to the holders of EuroTel’s Euro-denominated Senior Guaranteed Notes. (See item 3). The nominal interest rate on the Euro-denominated long-term debt has not changed. Interest income decreased by Sk12 million, or approximately 30%, from Sk40 million in the three months ended September 30, 2002 to Sk28 million in the three months ended September 30, 2003, reflecting a decrease in average volume of investments in securities and also reflecting lower average yield on such investments. Foreign exchange gains arising primarily as a result of foreign currency exchange rate movements on our Euro-denominated long term notes and Euro-denominated current investments (excluding any derivative financial instruments) decreased by Sk113 million, from Sk174 million in the three months ended September 30, 2002 to Sk61 million in the three months ended September 30, 2003. This was primarily due to the fact that the Slovak Crown appreciated by only approximately 1.4% against Euro, the currency in which all our borrowings are denominated, in the three months ended September 30, 2003, comparing to a appreciation of approximately 5.2% in the three months ended September 30, 2002.

For the nine months ended September 30, 2003 total finance costs increased by Sk62 million, or 16%, from Sk396 million in the nine months ended September 30, 2002 to Sk458 million in the nine months ended September 30, 2003. Comparing these periods, foreign exchange gains slightly increased from Sk56 million to Sk57 million in the nine months ended September 30, 2003. Interest expense on borrowings increased by Sk29 million, or 5%, from Sk559 million in the nine months ended September 30, 2002 to Sk588 million in the nine months ended September 30, 2003. The reason for this increase in interest expense on borrowings in Slovak Crown terms is discussed above. Interest income decreased by 41% from Sk124 million in the nine months ended September 30, 2002 to Sk73 million in the nine months ended September 30, 2003 reflecting a decrease in investments in securities and also reflecting lower average yield on such investments.

Taxes. Our taxes expenses increased by Sk32 million, or 24%, from Sk133 million in the three months ended September 30, 2002 to Sk165 million in the three months ended September 30, 2003. The increase in tax expense is primarily attributable to increased income before tax. We reported income before taxes of Sk603 million in the three months ended September 30, 2003, up by Sk64 million, or 12%, from Sk539 million in the three months ended September 30, 2002.

For the nine months ended September 30, 2003 our tax charge increased by Sk221 million, or 120%, from Sk185 million in the nine months ended September 30, 2002 to Sk406 million in the nine months ended September 30, 2003. We reported income before taxes of Sk1,510 million in the nine months ended September 30, 2003 compared to income before tax of Sk718 million in the nine months ended September 30, 2002.

Net Income. As a result of the factors discussed above, we reported net income of Sk438 million for the three months ended September 30, 2003, up by Sk32 million, or 8%, from Sk406 million for the three months ended September 30, 2002 and a net income of Sk1,104 million for the nine months ended September 30, 2003.

EuroTel Bratislava, a.s.

Liquidity and Capital Resources

The telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the stage of network development. Although our initial network build-out for GSM and managed data network services is substantially complete, we expect to incur additional capital expenditures to provide the network capacity required to serve our increasing customer base, as well as to enhance the quality and geographic coverage of our service offerings.

EuroTel was awarded a license for the implementation and operation of a public mobile telecommunication network based on the UMTS standard by the Telecom Office in 2002. This license became effective on July 16, 2002 and is valid through 2022, at which point we will have the option to renew the license. In accordance with the terms of our UMTS license, the Telecom Office granted us full control over the radio frequencies related to the license on September 30, 2003. Under the terms of the license, we are obliged to provide UMTS services on a commercial basis no later than 30 months after receiving full control over the radio frequencies. The cost of the license was Sk1,499 million, of which Sk500 million was paid in mid-August 2002 and the remaining Sk999 million was paid in December 2002. We funded the payments required under the license from surplus cash and marketable securities previously carried on the balance sheet.

We believe that our capital resources will provide sufficient financing for our anticipated capital expenditures and other operating needs in the near term. However, we cannot precisely determine the amount of capital we will need to operate, because our expenditures will depend on our future performance, market conditions and other factors, many of which are beyond our control, and which cannot, therefore, be predicted with certainty.

We expect that our levels of capital expenditure will remain significant for at least the next three years, and possibly beyond, as we continue to expand network capacity, geographic coverage and quality in order to expand our GSM services and introduce UMTS services.

Source of Financing. The primary sources of financing available to us in the future consist of the following:

•	cash flow from operating activities;

•	cash and cash equivalents carried on the balance sheet; and

•	investment of excess cash in interest-bearing securities, which are carried on the balance sheet.

The following table sets forth certain information concerning our historical cash flows:

	Nine months ended September 30,
	2002	2003
	(millions of Slovak Crowns)
Net cash flows
From operating activities	1,575	2,700
Used in investing activities	(1,083)	(2,189)
From financing activities	—	—

Net Cash from Operating Activities. Net cash from operating activities was Sk1,575 million in the nine months ended September 30, 2002, and Sk2,700 million in the nine months ended September 30, 2003. The increase in cash flow from operating activities in the nine months ended September 30, 2003 resulted primarily from growth in our customer base as well as from positive developments in working capital management.

Net Cash Used in Investing Activities. Net cash used in investing activities is driven primarily by capital expenditures and by the investment of excess cash in interest-bearing securities. Net cash used in investing activities for capital expenditures was Sk1,860 million in the nine months ended September 30, 2002 and Sk2,212 million in the nine months ended September 30, 2003. In addition, in the nine months ended September 30, 2002 we made a prepayment of Sk500 million for the UMTS license. Capital expenditures included expenditures for network equipment and infrastructure, information technology and other

EuroTel Bratislava, a.s.

miscellaneous items, such as computer equipment and software, motor vehicles as well as other new equipment and fixtures. In the nine months ended September 30, 2003, approximately 88% of total capital expenditures were related to our mobile network. Net cash used in investing activities in the nine months ended September 30, 2002 included the purchase of Sk2,463 million in Euro-denominated EU government bonds and the proceeds from the sale of Sk3,740 million in Euro-denominated EU government bonds. In the nine months ended September 30, 2003, we purchased Sk2,261 million in Euro-denominated EU government bonds and the proceeds from the sale of Euro-denominated EU government bonds were Sk2,284 million.

Net Cash from Financing Activities. We obtain financing through equity investments and notes issued on international bond markets. There were no cash flows from financing activities during the nine-month periods ended September 30, 2002 or 2003.

Debt. As of September 30, 2003, our gross debt consisted of Sk6,588 million in outstanding long term senior guaranteed notes payable as well as interest accrued thereon. On March 23, 2000, we issued EUR175 million in seven-year senior guaranteed notes at a coupon rate of 11.25%, for total net proceeds of EUR170.4 million. EUR90.5 million of the net proceeds of that offering were used to repay existing long-term borrowings from third parties and the remaining net proceeds will be used to fund select capital additions, customer acquisitions, and general corporate purposes. The notes contain, among other things, the following terms:

•	an interest rate of 11.25%;

•	restrictions on dividend payments, liens, and future indebtedness;

•	restrictions on the sale of certain assets or on mergers with or into other companies; and

•	restrictions on transactions with affiliates.

On August 18, 2000, the SEC declared effective a registration statement we filed together with our financing subsidiary Slovak Wireless Finance Company, B.V., pursuant to which SWFC offered to exchange new notes for all outstanding old notes issued on March 23, 2000. In aggregate, EUR172.3 million of old notes were exchanged for the new notes offered. The new notes are substantially identical in their terms to the old notes, except that the new notes are registered with the SEC. As of September 30, 2003, there were EUR2.7 million of old notes outstanding. As of September 30, 2003, we believe we were in compliance with all of our covenants under both the old and the new notes.

Charges incurred in obtaining financing are deferred and amortized over the debt service period using the effective interest method. The finance charges are included in the initial measurement of the notes. In September and October 2001, we repurchased EUR15 million of the long-term notes in a series of open-market transactions for a net consideration of Sk687 million. We used existing liquid assets to repurchase the debt.

As a result, our gross debt decreased to EUR160 million as of October 31, 2001. There have been no changes in the Euro denominated principal of the debt since that date. Any fluctuations in the amount of this debt as reported in Slovak Crowns stem exclusively from exchange rate fluctuations. As a result of the appreciation of the exchange rate of Slovak Crown against the Euro in the course of the nine months ended September 30, 2003, the gross debt balance decreased by Sk88 million from Sk6,676 million as of December 31, 2002 to Sk6,588 million as of September 30, 2003.

Financial Instruments. On October 23, 2002, November 27, 2002, February 5, 2003 and February 7, 2003, EuroTel entered into four Euro/Slovak Crown Cross Currency Interest Rate Swaps to hedge its exposure to the Euro/Slovak Crown exchange rate risk in connection with the payment of the March 30, 2003, September 30, 2003 and March 30, 2004 interest payments to the holders of the Euro denominated long term notes. Under the contractual terms of the four swaps, EuroTel agreed to pay a fixed Slovak Crown cash flow of Sk389 million in exchange for the receipt of a fixed Euro cash flow of EUR9 million on each of the above days, at an average exchange rate of approximately Sk43.2 per EUR1.00.

These contracts were designated as cash-flow hedges under IAS 39 Financial Instruments: Recognition and Measurement. During the nine-month period ended September 30, 2003, EuroTel released Sk0.2 million of fair value losses from other comprehensive income (a component of equity) to the income statement as a result of the accrual of the March 30, 2004 interest payment on the Euro denominated long-term notes (there was no such release for the nine months ended September 30, 2002). Sk1.1 million (net of deferred tax of Sk0.4

EuroTel Bratislava, a.s.

million) of fair value gains were recorded in other comprehensive income during the nine-month period ended September 30, 2003 (there was no such release for the nine months ended September 30, 2002). The total balance of deferred foreign exchange losses of Sk8 million (net of deferred tax of Sk3 million) (December 31, 2002: Sk7 million (net of deferred tax of Sk2 million)) will be transferred from the hedging reserve to the income statement when the underlying interest is accrued or paid through to March 30, 2004.

On July 7 and August 18, 2003 EuroTel has entered into two three-month forward foreign exchange contracts to hedge anticipated future foreign currency expenditure in the amount of EUR6 million each. Whilst these contracts may provide effective economic hedges under EuroTel’s risk management policies, they do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement in the amount of Sk9 million (net of deferred tax of Sk3 million).

Contractual Obligations and Commercial Commitments. All material contracts that were in effect at the time of the filing of our Registration Statement on Form F-4 on August 18, 2000, Form 20-F on March 28, 2001, Form 20-F on March 29, 2002 and Form 20-F on March 28, 2003 were filed as exhibits thereto at that time.

During the third quarter of 2003 we entered into the following additional material contracts:

Order for the Supply of the Intelligent Network Solution Extension between EuroTel and Siemens, s.r.o.

On September 29, 2003, we entered into an agreement for the provision of an Intelligent Network (“IN”) Solution Extension. Under this agreement Siemens will provide us with the hardware, software and labor necessary to enable us to extend our IN-based pre-paid service to an additional 700,000 customers. The total consideration for the services provided under this agreement is approximately EUR14 million.

Agreement on Provision of Services between EuroTel and LogicaCMG s.r.o.

Pursuant to this agreement, entered into on August 18, 2003, LogicaCMG s.r.o. will provide us with the services necessary for the integration of a Contact Management System (“CMS”) with our current systems. The CMS itself will be provided by a third party. The agreement will terminate upon delivery of the services specified therein. The Agreement is governed by Slovak law. The total consideration paid for the services provided under this agreement is approximately SKK64 million.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

In this Management’s Discussion and Analysis, and elsewhere in this Quarterly Report, we have made statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain financing necessary to pursue business opportunities; and our ability to adapt to rapid technological change and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

EuroTel Bratislava, a.s.

Regulation G

For purposes of Regulation G, the information submitted to the SEC on this Form 6-K shall be deemed as issued by the Company contemporaneously outside and inside the United States and not specifically targeted at persons located in the United States.

EuroTel Bratislava, a.s.

Item 3: Quantitative and Qualitative Disclosures About Market Risk

Our primary risk exposure includes both interest rate risks and foreign exchange rate risks. As of September 30, 2003 we had Sk6,588 million in gross debt as compared to Sk6,676 million as of December 31, 2002. Gross debt represents the carrying amount of the long-term notes plus finance charges, which we incurred in obtaining financing and deferred and amortized to the income statement over the debt service period using the effective interest rate method. The finance charges are included in the initial measurement of the long term notes. Gross debt may serve as useful financial indicator in measuring financial condition of telecommunications companies. Gross debt is presented solely as a supplemental measure, however, and gross debt is neither an IFRS or U.S. GAAP measure. The calculation of gross debt may vary significantly from company to company, and, by itself, does not necessarily provide a basis for comparisons with other companies.

Interest Rate Risk

Our income and operating cash flows are affected by changes in market interest rates, mainly through our investments in European Union government bonds. It is our policy to restrict our bond investments to European Union government bonds maturing within 12 months from the date of purchase and then hold such investments until maturity. Our borrowings currently consist entirely of long-term notes (see below), which pay a fixed rate of interest.

Our current investments totaled Sk1,622 million as of September 30, 2003 and Sk1,676 million as of December 31, 2002. The following table represents material changes in our interest rate risk as of December 31, 2002 and September 30, 2003, respectively.

	As of December 31,		As of September 30,
	2002	2002	2003	2003
	(millions of Slovak Crowns, except %)

Debt	Carrying Value	Fair Value	Carrying Value	Fair Value

Long term notes
Fixed Rate – Euro	6,676	7,326	6,588	7,131
Interest Rate	11.25%	—	11.25%	—

	As of December 31,		As of September 30,
	2002	2002	2003	2003
	(millions of Slovak Crowns, except %)

Current Investments	Carrying Value	Fair Value	Carrying Value	Fair Value

Government Bonds
Fixed Rate – Euro	1,676	1,677	1,622	1,637
Interest Rate	2.75%-3.64%	—	1.87%-2.36%	—

Our fixed-rate Euro-denominated debt as of September 30, 2003 consisted exclusively of the senior guaranteed notes we issued on March 23, 2000 and August 18, 2000. The fair value is based on the market price on September 30, 2003. The senior guaranteed notes mature on March 30, 2007. Interest on the senior guaranteed notes is payable semiannually in arrears, on March 30 and September 30, of each year, respectively, commencing on September 30, 2000.

In September and October 2001, we repurchased EUR15 million in senior guaranteed notes in a series of open-market transactions. In accordance with IAS 39, we de-recognized the liability related to these open-market purchases in our consolidated balance sheet. We used then-existing liquid assets to eliminate this portion of debt and charged a net loss of Sk44 million to income for this repurchase.

EuroTel Bratislava, a.s.

This loss was composed of the following:

•	Sk33 million, which is equal to the difference between the carrying amount of the repurchased notes and the net consideration paid for the repurchase; plus

•	Sk26 million in deferred finance charges, representing the proportional amount attributable to the repurchased notes; minus

•	a deferred tax credit of Sk15 million.

Our current investments include short-term Euro-denominated EU government bonds, with a fair value at approximately market value. These EU government bonds mature in periods ranging from one to six months from the balance sheet date of September 30, 2003.

Foreign Exchange Risk

We face foreign exchange risk as our revenues are denominated in Slovak Crowns, while most of our debt and a significant portion of our capital expenditures as well as our cost of sales are denominated in other currencies. These include payments for GSM network equipment and mobile phone handsets, which are generally denominated in Euros. Any devaluation of the Slovak Crown against the Euro that we are unable to offset through price adjustments will require us to use a larger portion of our revenues for capital expenditures and debt service. This would result in an adverse effect on our financial position and results of operations. Our management is authorized to undertake certain hedging activities, including the use of derivatives, within the limits of an overall framework for such hedging set by the board of directors.

For the nine months ended September 30, 2003, we had outstanding certain derivative instruments to hedge a proportion of our foreign exchange risk arising from interest payments accruing on our long term bonds and from expected capital expenditures (see “Financial Instruments” on page 33 for more information).

As of September 30, 2003, all of our current investments and Sk6,588 million of our debt were denominated in Euros. To the extent that we engage in transactions and borrowings in currencies other than the Slovak Crown, we will be exposed to currency exchange risk. We incurred foreign exchange gains of Sk57 million as of September 30, 2003 and Sk56 million as of September 30, 2002, as a result of the fluctuation in currency exchange rates.

The sensitivity to changes in exchange rates of our foreign currency position was determined using current-market pricing models. We estimate that a 10% appreciation or devaluation in the foreign exchange rate of the Euro against the Slovak Crown at September 30, 2003 would have changed the combined fair value of the facility and current investments, accounts payable to foreign equipment suppliers and the derivative instruments by Sk444 million.

EuroTel Bratislava, a.s.

Part II – Other Information

Item 1: Legal Proceedings

EuroTel is the object of an administrative proceeding for alleged breach of anti-monopoly law in connection with pricing policies. The proceeding was initiated by the Anti-Monopoly Office of the Slovak Republic based on a petition lodged by Slovak Telecom (the incumbent fixed-line operator in Slovak Republic) against both mobile operators currently operating in Slovak Republic. As this matter involves complex anti-monopoly and telecommunication laws, for which there is little case law available, and the anti-monopoly laws requires an in-depth investigation by the Anti-Monopoly Office into the subject matter of the complaint, the outcome of these proceedings is difficult to predict. Based on current law, if the Anti-Monopoly Office were to decide in favor of the complainant in this case it could impose a fine on us, which could materially affect our results of operations. However, it is Management’s belief that the outcome of these proceedings will not have a material adverse effect on EuroTel’s financial condition, results of operations or cash flows.

EuroTel is further the object of an administrative proceeding by the Telecom Office as the result of a petition by Slovak Telecom alleging that our interconnection prices are not cost-based as required by the telecommunications law. EuroTel is actively cooperating with the Telecom Office’s inquiries and has provided the Telecom Office with arguments supporting EuroTel’s position. Management does not believe that the outcome of these proceedings will have a material adverse effect on EuroTel’s financial condition, results of operations or cash flows.

EuroTel is not party to any other material legal proceedings outside of the ordinary course of business.

Item 2: Changes in securities and use of proceeds

None.

Item 3: Defaults upon senior securities

None.

Item 4: Submission of matters to vote of security holders

None.

Item 5: Other information

None.

Item 6: Exhibits and reports on Form 8-K

(a)	Exhibits

Exhibit 32.1 Section 1350 Certification.

(b)	Reports on Form 8-K

None.

EuroTel Bratislava, a.s.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EuroTel Bratislava, a.s.

Date: November 14, 2003	By	/S/ ROBERT CHVÁTAL

Robert Chvátal
Chief Executive Officer

	By	/S/ IVAN BOšňÁK

Ivan Bošňák
Chief Financial Officer